UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 12b-25             SEC FILE NUMBER
                                                              000-50322
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                           NOTIFICATION OF LATE FILING       CUSIP NUMBER
                                                             203652 10 2
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
(Check One):      [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

                  For Period Ended: December 31, 2006
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:  ____________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Community First Bancorp, Inc.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

2420 North Main Street
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Address of Principal Executive Office (Street and Number)

Madisonville, KY  42431
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         | (a) The reasons  described in  reasonable  detail in Part III of this
               form could not be eliminated without unreasonable effort | or expense
[X]      | (b) The subject annual report,  semi-annual report, transition report
               on Form 10-K, Form 20-F, Form 11-K, Form | N-SAR or Form N-CSR portion thereof, will be filed on or before the fifteenth calendar day following the | prescribed due date; on the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed | on or before the fifth calendar day following the prescribed due date; and
         | (c) The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its annual report on Form 10-KSB for the year ended December 31, 2006 within the prescribed time period because it requires additional time to negotiate an extension of its outstanding indebtedness.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           William M. Tandy             270                        326-3500
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               (Name)               (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company incurred a loss of $675,000 ($(2.14) per diluted share) compared to a loss of $439,000 ($(1.58) per diluted share) for 2005. The increased loss was attributable primarily to a $227,000 write-off of unreconciled items in its correspondent account and other suspense accounts. Net interest income decreased to $1.72 million from $1.77 million in 2005. The decrease in net interest income was attributed to the increase in interest bearing deposits over the increase in interest earning assets. Net interest margin for fiscal 2006 was 2.62% compared to 2.69% in the prior year. The provision for loan losses was $63,000 compared to $79,000 in 2005. Non-interest income for 2004 reached $496,000 compared to $393,000 for 2005. Non-interest expenses (excluding a $227,000 reconcilement charge) were $2.76 million for the year ended December 31, 2006, compared to $2.48 million in the comparable prior year period. The Company's total assets reached $79.0 million at December 31, 2006 compared to $71.7 million at December 31, 2005. The increase in assets was driven by the loan portfolio which grew $8.3 million, or 12.7%, to $73.2 million at December 31, 2006. Deposits grow by $10.2 million, or 18.7%, to $64.7 million at December 31, 2006.

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                         Community First Bancorp, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 2, 2007                                 By    /s/William M. Tandy
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                                                             William M. Tandy
                                                             President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).